SINTX Technologies, Inc.

1885 West 2100 South

Salt Lake City, Utah 84119

November 24, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	SINTX Technologies, Inc.—Registration Statement on Form S-3 (File No. 333-274951)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (File No. 333-274951) (as amended, the “Registration Statement”) of SINTX Technologies, Inc. (the “Company”). We respectfully request that the Registration Statement be declared effective as of 5:00 p.m., Eastern Time, on November 27, 2023, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Dorsey & Whitney LLP, by calling David Marx at (801) 933-7363.

Very truly yours,

SINTX Technologies, Inc.

By:	/s/ B. Sonny Bal
Name:	B. Sonny Bal, M.D.
Title:	Chief Executive Officer